Filed by Hanover Compressor Company
Commission File No. 1-13071
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Hanover Compressor Company
Commission File No. 1-13071
Subject Company:
Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company:
lliad Holdings, Inc.
Commission File No
EMPLOYEE PRESENTATION Hanover and Universal Announce Definitive Merger Agreement February 5, 2007

Additional Information In connection with the proposed merger, a registration statement of Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC's web site at www.sec.gov, Universal's web site at www.universalcompression.com, and Hanover's web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856. Participants in Solicitation Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover's and Universal's respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Hanover and Universal Announce Definitive Merger Agreement Merger will position the combined company to be a global leader in the natural gas compression and production and process equipment services industry New company name Combined company will be better positioned to compete in the global market place Anticipated annual pre-tax cost savings of approximately $50 million

What We All Need to Understand Why a Merger? What It Means To All Of Us Do's And Don'ts As We Move Forward Next Steps

Why a Merger? Both companies have consistent growth strategies Larger skill base to support customers and improve level of service Enhanced international position Improved operating efficiencies Larger pool of assets in the U.S. for Master Limited Partnership, which expects to have a lower cost of capital

Both Companies Win Merger Of Equals Board and Management to be selected from both groups Combined Strengths: Expanded customer support Expanded global presence Greater ability to provide total solutions

Combined Strengths Employees: >10,000 worldwide Compression Fleet: >6 MM HP worldwide Countries Served: >20 Market Capitalization: >$3.8 Billion Market Segments Contract Compression and Sales Natural Gas Processing Facilities Production Equipment for Water, Oil, and Gas Desalination for Water Purification Heavy Wall Reactors Tank Farms (1) Based upon Market Capitalization on February 2, 2007 (1)

What It Means To You Business as usual Continue to compete Our dedicated employees are our most valuable asset Continue to perform Majority of the workforce will not experience significant change We expect this transaction should have minimal, if any, impact on field mechanics and shop employees There are many unanswered questions We will experience uncertainty, but be patient

"Do's and Don'ts" Between Now and Closing DO work safely. It is a top priority. DO act as competitors, because we are competitors. DO conduct business as usual. DO communicate with management. The best way to weather change is to be a part of the process. DON'T share any information with our merger partner. DON'T meet with our merger partner unless requested by the transition and legal team. DON'T steer customers to one party or the other in an effort to "ease the transition". DON'T share any information about the merger with customers or suppliers without transition and legal team involvement.

Next Steps Continue to compete We must operate as separate companies as stated in our respective Code of Conduct and Ethics We require it The law demands it Approval process Regulatory Stockholders Expected closing in Third Quarter, 2007

Q&A

Continue to Compete Continue to Perform Be Safe